Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
The following letter was first distributed to the suppliers of Continental Airlines, Inc. on May 3, 2010:
May 3, 2010
Dear Valued Supplier:
I am writing to share some significant and exciting news. This morning we announced that we have signed a definitive agreement with United for an all-stock merger of equals, which will create the industry-leading global airline with the world’s most comprehensive network, with ten hubs, including hubs in the four largest cities in the United States. For your convenience, we have attached a copy of the press release.
We believe that the merger with United is the best way to ensure that we remain a strong long-term competitor in the airline industry. As you know, the competitive landscape is changing and today’s announcement is the culmination of a very thorough and diligent review of available options by our Board of Directors. This strategic combination of two of the most respected and compatible global carriers will result in a stronger company, both operationally and financially. Combining our complementary route networks will help us create a world-class airline with tremendous and enduring strengths and will provide the greater scope and scale that is necessary to compete long-term in the rapidly changing global aviation industry.
Glenn Tilton, chairman, president and chief executive officer of UAL Corp., will serve as non-executive chairman of the combined company’s Board of Directors through December 31, 2012 or the second anniversary of closing, whichever is later. Jeff Smisek, Continental’s chairman, president and chief executive officer, will be chief executive officer and a member of the Board of Directors. He will also become executive chairman of the Board upon Tilton’s ceasing to be non-executive chairman.
The company’s name will be United Airlines and the marketing brand will be a combination of the brands of both companies. Aircraft will have the Continental livery, logo and colors, with the United name. Our corporate and operational headquarters will be located in Chicago, with a significant presence in Houston, which will be the combined company’s largest hub. We expect to maintain substantial employment in both locations.
The merger is conditioned on approval by the shareholders of both companies, receipt of regulatory clearance, and certain closing conditions. We hope to have these approvals and clearance and close the merger in the fourth quarter of this year. Until the merger is closed, both airlines will continue to operate independently.
We want you to know that Continental recognizes you – our supplier – as a critical part of the combined company’s future. You play a pivotal role in the successful operations of our company and we look forward to maintaining our valuable relationship with you while we remain focused on operating business as usual and continuing to offer superior service to our customers.
Please do not hesitate to contact your representative at Continental with any questions. For additional information on the merger, we encourage you to go to www.unitedcontinentalmerger.com – we will be updating it regularly.
We value and appreciate your services. Thank you for your ongoing support.
Sincerely,
Katrina D. Manning
Vice President, Corporate Purchasing and Material Services

Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.